Exhibit 99.1

Phoenix New Media Reports Second Quarter 2023 Unaudited Financial Results

Live Conference Call to be Held at 9:30 PM U.S. Eastern Time on August 15, 2023

BEIJING, China, August 16, 2023 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Mr. Yusheng Sun, CEO of Phoenix New Media, stated, “During the second quarter of 2023, we continued to bolster our media influence by covering major events and delivering exclusive reports and original content across our flagship app and major social media platforms. Moreover, we strengthened our monetization capabilities by upgrading our marketing resources and expanding our client base. Moving forward, our focus will be on aligning resources to strategic business units to solidify our leadership position in the media industry, which should help us grow our brand and commercial value.”

Mr. Edward Lu, CFO of Phoenix New Media, further stated, “During the second quarter of 2023, our efforts to optimize our costs structure and increase operating efficiency has led to a notable increase in gross profit, with a 12.7% increase year-over-year, and a reduction in operating expenses, with a 36.6% decrease year-over-year. This has helped us to narrow our loss from operations by 62.4% year-over-year. Moving forward, we will continuously focus on enhancing our monetization efficiency and improving our bottom line, while elevate our media brand influences through consistent delivery of high quality content.”

Second quarter 2023 Financial Results

REVENUES

Total revenues in the second quarter of 2023 decreased by 5.9% to RMB180.2 million (US$24.8 million) from RMB191.6 million in the same period of 2022, primarily due to the year-over-year decline in the Company’s paid services revenues.

Net advertising revenues in the second quarter of 2023 increased slightly to RMB161.8 million (US$22.3 million) from RMB160.5 million in the same period of 2022.

Paid services revenues in the second quarter of 2023 decreased by 40.8% to RMB18.4 million (US$2.5 million) from RMB31.1 million in the same period of 2022. Paid services revenues comprise (i) revenues from paid contents, mainly including digital reading, audio books, and paid videos, and (ii) revenues from E-commerce and others. Revenues from paid contents in the second quarter of 2023 decreased by 52.9% to RMB7.4 million (US$1.0 million) from RMB15.7 million in the same period of 2022, mainly due to the reduction in the content spending of certain customers in the second quarter of 2023. Revenues from E-commerce and others in the second quarter of 2023 decreased by 28.6% to RMB11.0 million (US$1.5 million) from RMB15.4 million in the same period of 2022, mainly due to the decline in E-commerce revenues.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues in the second quarter of 2023 decreased by 12.5% to RMB124.3 million (US$17.1 million) from RMB142.0 million in the same period of 2022, as a result of the Company’s strict cost control measures.

Gross profit in the second quarter of 2023 increased by 12.7% to RMB55.9 million (US$7.7 million) from RMB49.6 million in the same period of 2022. Gross margin in the second quarter of 2023 was 31.0%, as compared to 25.9% in the same period of 2022.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Unaudited Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin in the second quarter of 2023, which excluded share-based compensation, increased to 31.4% from 26.3% in the same period of 2022.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

Total operating expenses in the second quarter of 2023 decreased by 36.6% to RMB91.6 million (US$12.6 million) from RMB144.4 million in the same period of 2022, primarily attributable to the decrease in staff costs and other operating expenses as a result of the Company’s strict cost control measures.

Loss from operations in the second quarter of 2023 was RMB35.7 million (US$4.9 million), compared to loss from operations of RMB94.8 million in the same period of 2022. Operating margin in the second quarter of 2023 was negative 19.8%, compared to negative 49.5% in the same period of 2022.

Non-GAAP loss from operations in the second quarter of 2023, which excluded share-based compensation, was RMB33.8 million (US$4.7 million), compared to non-GAAP loss from operations of RMB92.4 million in the same period of 2022. Non-GAAP operating margin in the second quarter of 2023, which excluded share-based compensation, was negative 18.8%, compared to negative 48.2% in the same period of 2022.

OTHER INCOME OR LOSS

Other income or loss reflects net interest income, foreign currency exchange gain or loss, income or loss from equity investments, net of impairment, fair value changes in investments, net, impairment of available-for-sale debt investment and others, net. Total net other income in the second quarter of 2023 was RMB4.4 million (US$0.6 million), compared to total net other loss of RMB21.0 million in the same period of 2022, which mainly consisted of the following items:

•
Net interest income in the second quarter of 2023 was RMB9.0 million (US$1.2 million), compared to net interest income of RMB10.3 million in the same period of 2022.
•
Foreign currency exchange loss in the second quarter of 2023 was RMB7.3 million (US$1.0 million), compared to a foreign currency exchange loss of RMB22.6 million in the same period of 2022.
•
Impairment of available-for-sale debt investment in the second quarter of 2023 was nil, compared to RMB6.0 million in the same period of 2022, which was related to credit losses on the available-for-sale debt investment in Humanistic Intelligence Inc. incurred in the second quarter of 2022.
•
Others, net, in the second quarter of 2023 was a gain of RMB2.5 million (US$0.4 million), compared to a loss of RMB2.4 million in the same period of 2022. Others, net primarily consists of some non-operating gain or loss.

NET LOSS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss attributable to Phoenix New Media Limited in the second quarter of 2023 was RMB31.3 million (US$4.3 million), compared to net loss attributable to Phoenix New Media Limited of RMB95.8 million in the same period of 2022. Net margin in the second quarter of 2023 was negative 17.4%, compared to negative 50.0% in the same period of 2022. Net loss per diluted ordinary share in the second quarter of 2023 was RMB0.05 (US$0.01), compared to net loss per diluted ordinary share of RMB0.16 in the same period of 2022.

Non-GAAP net loss attributable to Phoenix New Media Limited, which excluded share-based compensation, income or loss from equity investments, net of impairment, fair value changes in investments, net, and impairment of available-for-sale debt investment was RMB29.7 million (US$4.1 million) in the second quarter of 2023, compared to non-GAAP net loss attributable to Phoenix New Media Limited of RMB87.1 million in the same period of 2022. Non-GAAP net margin in the second quarter of 2023 was negative 16.5%, compared to negative 45.4% in the same period of 2022. Non-GAAP net loss per diluted ADS in the second quarter of 2023 was RMB2.44 (US$0.34), compared to non-GAAP net loss per diluted ADS of RMB7.18 in the same period of 2022. “ADS(s)” refers to the Company's American Depositary Share(s), each representing 48 Class A ordinary shares of the Company.

In the second quarter of 2023, the Company’s weighted average number of ADSs used in the computation of diluted net loss per ADS was 12,131,757. As of June 30, 2023, the Company had a total of 582,324,325 ordinary shares outstanding, or the equivalent of 12,131,757 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of June 30, 2023, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.08 billion (US$149.0 million).

Business Outlook

For the third quarter of 2023, the Company expects its total revenues to be between RMB158.5 million and RMB178.5 million; net advertising revenues are expected to be between RMB148.7 million and RMB163.7 million; and paid services revenues are expected to be between RMB9.8 million and RMB14.8 million.

All of the above forecasts reflect the current and preliminary view of the Company’s management, which are subject to changes and substantial uncertainty, particularly in view of the uncertainty of macroeconomic environment.

Conference Call Information

The Company will hold a conference call at 9:30 p.m. U.S. Eastern Time on August 15, 2023 (August 16, 2023 at 9:30 a.m. Beijing/Hong Kong time) to discuss its second quarter 2023 unaudited financial results and operating performance.

To participate in the call, please register in advance of the conference by clicking here (https://register.vevent.com/register/BId70d69a691c441d5a0010b124766457a). Upon registering, each participant will receive the participant dial-in numbers and a unique access PIN, which will be used to join the conference call. Please dial in 10 minutes before the call is scheduled to begin.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity investments, net of impairment, fair value changes in investments, net and impairment of available-for-sale debt investment. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity method investments, net of impairment, and fair value changes in investments, net, which have been and will continue to be significant recurring items, and without the effect of impairment of available-for-sale debt investments, which have been significant and one-time items. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2513 to US$1.00, the noon buying rate in effect on June 30, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentations, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; relevant government policies and regulations relating to the Company; and the effects of the COVID-19 on the economy in China in general and on the Company’s business in particular. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Muzi Guo

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	95,982	145,798	20,107
Term deposits and short term investments	1,049,555	926,498	127,770
Restricted cash	9,055	7,782	1,073
Accounts receivable, net	428,587	309,007	42,614
Amounts due from related parties	46,215	77,338	10,665
Prepayment and other current assets	32,257	27,050	3,730
Total current assets	1,661,651	1,493,473	205,959
Non-current assets:
Property and equipment, net	13,091	10,090	1,391
Intangible assets, net	29,126	23,105	3,186
Available-for-sale debt investments	304	315	42
Equity investments, net	114,389	114,085	15,735
Deferred tax assets	89,060	86,774	11,967
Operating lease right-of-use assets, net	103,551	79,037	10,900
Other non-current assets	19,652	16,199	2,234
Total non-current assets	369,173	329,605	45,455
Total assets	2,030,824	1,823,078	251,414
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	176,956	140,996	19,444
Amounts due to related parties	64,733	46,519	6,415
Advances from customers	31,942	37,197	5,130
Taxes payable	183,525	169,191	23,333
Salary and welfare payable	94,484	74,661	10,296
Accrued expenses and other current liabilities	89,042	69,809	9,627
Operating lease liabilities	23,639	21,001	2,896
Total current liabilities	664,321	559,374	77,141
Non-current liabilities:
Long-term liabilities	20,333	20,333	2,804
Operating lease liabilities	80,947	59,358	8,186
Total non-current liabilities	101,280	79,691	10,990
Total liabilities	765,601	639,065	88,131
Shareholders' equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,499	17,499	2,413
Class B ordinary shares	22,053	22,053	3,041
Additional paid-in capital	1,636,822	1,639,571	226,107
Statutory reserves	99,547	99,342	13,700
Accumulated deficit	(411,074)	(499,988)	(68,951)
Accumulated other comprehensive loss	(45,402)	(34,576)	(4,768)
Total Phoenix New Media Limited shareholders' equity	1,319,445	1,243,901	171,542
Noncontrolling interests	(54,222)	(59,888)	(8,259)
Total shareholders' equity	1,265,223	1,184,013	163,283
Total liabilities and shareholders' equity	2,030,824	1,823,078	251,414

Phoenix New Media Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income/(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues:
Net advertising revenues	160,478	126,195	161,807	22,314	318,854	288,002	39,717
Paid service revenues	31,161	20,171	18,400	2,537	48,166	38,571	5,319
Total revenues	191,639	146,366	180,207	24,851	367,020	326,573	45,036
Cost of revenues	(142,003)	(118,088)	(124,270)	(17,138)	(284,322)	(242,358)	(33,423)
Gross profit	49,636	28,278	55,937	7,713	82,698	84,215	11,613
Operating expenses:
Sales and marketing expenses	(52,575)	(40,050)	(28,476)	(3,927)	(111,969)	(68,526)	(9,450)
General and administrative expenses	(52,192)	(37,563)	(42,146)	(5,812)	(97,638)	(79,709)	(10,992)
Technology and product development expenses	(39,649)	(25,069)	(20,988)	(2,894)	(74,690)	(46,057)	(6,352)
Total operating expenses	(144,416)	(102,682)	(91,610)	(12,633)	(284,297)	(194,292)	(26,794)
Loss from operations	(94,780)	(74,404)	(35,673)	(4,920)	(201,599)	(110,077)	(15,181)
Other income/(loss):
Interest income, net	10,320	8,594	9,005	1,242	18,903	17,599	2,427
Foreign currency exchange (loss)/gain	(22,653)	1,384	(7,279)	(1,004)	(21,480)	(5,895)	(813)
(Loss)/income from equity method investments, net of impairment	(424)	(261)	159	22	(604)	(102)	(14)
Fair value changes in investments, net	79	44	54	7	853	98	14
Impairment of available-for-sale debt investments	(5,980)	-	-	-	(5,980)	-	-
Others, net	(2,378)	39	2,501	345	805	2,540	350
Loss before income taxes	(115,816)	(64,604)	(31,233)	(4,308)	(209,102)	(95,837)	(13,217)
Income tax benefit/(expense)	11,022	1,481	(429)	(59)	15,146	1,052	145
Net loss	(104,794)	(63,123)	(31,662)	(4,367)	(193,956)	(94,785)	(13,072)
Net loss attributable to noncontrolling interests	8,954	5,335	331	46	18,419	5,666	781
Net loss attributable to Phoenix New Media Limited	(95,840)	(57,788)	(31,331)	(4,321)	(175,537)	(89,119)	(12,291)
Net loss	(104,794)	(63,123)	(31,662)	(4,367)	(193,956)	(94,785)	(13,072)
Other comprehensive loss, net of tax: fair value remeasurement for available-for-sale debt investments	(17,856)	-	-	-	(24,010)	-	-
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	11,994	(2,642)	13,468	1,857	11,542	10,826	1,493
Comprehensive loss	(110,656)	(65,765)	(18,194)	(2,510)	(206,424)	(83,959)	(11,579)
Comprehensive loss attributable to noncontrolling interests	8,954	5,335	331	46	18,419	5,666	781
Comprehensive loss attributable to Phoenix New Media Limited	(101,702)	(60,430)	(17,863)	(2,464)	(188,005)	(78,293)	(10,798)
Net loss per Class A and Class B ordinary share:
Basic	(0.16)	(0.10)	(0.05)	(0.01)	(0.30)	(0.15)	(0.02)
Diluted	(0.16)	(0.10)	(0.05)	(0.01)	(0.30)	(0.15)	(0.02)
Net loss per ADS (1 ADS represents 48 Class A ordinary shares):
Basic	(7.90)	(4.76)	(2.58)	(0.36)	(14.47)	(7.35)	(1.01)
Diluted	(7.90)	(4.76)	(2.58)	(0.36)	(14.47)	(7.35)	(1.01)
Weighted average number of Class A and Class B ordinary shares used in computing net loss per share:
Basic	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325
Diluted	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325

Phoenix New Media Limited

Unaudited Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues:
Net advertising service	160,478	126,195	161,807	22,314	318,854	288,002	39,717
Paid services	31,161	20,171	18,400	2,537	48,166	38,571	5,319
Total revenues	191,639	146,366	180,207	24,851	367,020	326,573	45,036
Cost of revenues
Net advertising service	131,872	107,270	114,651	15,811	267,969	221,921	30,605
Paid services	10,131	10,818	9,619	1,327	16,353	20,437	2,818
Total cost of revenues	142,003	118,088	124,270	17,138	284,322	242,358	33,423
Gross profit
Net advertising service	28,606	18,925	47,156	6,503	50,885	66,081	9,112
Paid services	21,030	9,353	8,781	1,210	31,813	18,134	2,501
Total gross profit	49,636	28,278	55,937	7,713	82,698	84,215	11,613

Phoenix New Media Limited

Unaudited Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenue sharing fees	2,838	3,538	3,316	457	6,484	6,854	945
Content and operational costs	126,454	105,350	113,484	15,651	250,841	218,834	30,179
Bandwidth costs	12,711	9,200	7,470	1,030	26,997	16,670	2,299
Total cost of revenues	142,003	118,088	124,270	17,138	284,322	242,358	33,423

Unaudited Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended June 30, 2022				Three Months Ended March 31, 2023				Three Months Ended June 30, 2023
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB

Gross profit	49,636	825	(1)	50,461	28,278	604	(1)	28,882	55,937	642	(1)	56,579
Gross margin	25.9%			26.3%	19.3%			19.7%	31.0%			31.4%
Loss from operations	(94,780)	2,429	(1)	(92,351)	(74,404)	866	(1)	(73,538)	(35,673)	1,884	(1)	(33,789)
Operating margin	(49.5)%			(48.2)%	(50.8)%			(50.2)%	(19.8)%			(18.8)%
		2,429	(1)			866	(1)			1,884	(1)
		424	(2)			261	(2)			(159)	(2)
		(79)	(3)			(44)	(3)			(54)	(3)
		5,980	(4)			-	(4)			-	(4)
Net loss attributable to Phoenix New Media Limited	(95,840)	8,754		(87,086)	(57,788)	1,083		(56,705)	(31,331)	1,671		(29,660)
Net margin	(50.0)%			(45.4)%	(39.5)%			(38.7)%	(17.4)%			(16.5)%
Net loss per ADS-diluted	(7.90)			(7.18)	(4.76)			(4.67)	(2.58)			(2.44)
Weighted average number of ADSs used in computing diluted net loss per ADS	12,131,757			12,131,757	12,131,757			12,131,757	12,131,757			12,131,757

(1) Share-based compensation

(2) Loss/(income) from equity investments, net of impairment

(3) Fair value changes in investments, net

(4) Impairment of available-for-sale debt investments